Filed by Cleveland-Cliffs Inc

Commission File No. 1-8944

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Alpha Natural Resources, Inc.

Commission File No. 1-32423

Cleveland-Cliffs Inc, which will be renamed Cliffs Natural Resources in the coming months, is the largest producer of iron ore pellets in North America and a major supplier of metallurgical coal to the global steelmaking industry.

Long known as North America’s premier iron ore mining and processing company, Cliffs’ expansion and diversification in recent years—both geographic and mineral—lever its proprietary expertise in the markets with the greatest potential for growth.

Today, in addition to its six North American iron ore mines, Cliffs operates three U.S. coking coal mines and owns 85% of Portman Limited, a large iron ore mining company in Australia serving the Asian steel markets. Cliffs also has a 30% interest in the Amapá Project, a Brazilian iron ore mine, and a 45% economic interest in the Sonoma Project, an Australian coking and thermal coal mine. Each of these operations represents an integral component of the company’s international growth strategy which will be reflected in the rebranding of Cleveland-Cliffs as Cliffs Natural Resources.

In July 2008, Cliffs entered a definitive merger agreement with Alpha Natural Resources, Inc. (NYSE:ANR), signifying a new tactical milestone by substantially expanding its position in metallurgical coal, extending its reach into new global markets, and dramatically increasing the company’s economies of scale.

Upon the expected close at year-end 2008, the combined company will take its place as a new industry leader, with significant holdings in a variety of important steelmaking materials. Cliffs Natural Resources’ mine portfolio will include nine iron ore facilities and more than 60 coal mines located across North America, South America and Australia, with a reserve base of approximately one billion tons each of iron ore and coal and customers in more than 20 countries. With an expected annual sales volume of 33 million and 18 million tons, respectively, of iron ore and met coal, the company will be well-positioned to meet the robust demand from steel producers in the U.S. and around the world.

STOCK DATA NYSE: CLF
Recent Price (7/31/08)			$108.41
52-Week Range			$28.20-$121.95
Market Cap			$11.6B
Average Volume			4,235,460
Dividend			$ 0.35
Current Yield			0.3%
Debt[1]			$685MM
Cash and Equivalents[1]			$320MM
1 At June 30, 2008
OPERATING RESULTS (In thousands, except per-ton/tonne data)
	NORTH AMERICAN		ASIA-PACIFIC
	IRON ORE	COAL*	IRON ORE
	(Long Tons)	(Short Tons)	(Tonnes)
First Half Ended June 30, 2008:
Sales Volume	8,223	1,574	3,904
Revenues	$922	$155	$ 386
Cost of Sales	$585	$181	$ 203
Per-Ton/Tonne Revenue**	$94.17	$84.94	$ 98.80
Per-Ton/Tonne Cost of Sales**	$53.16	$101.14	$ 52.10
Full Year Ended Dec. 31, 2007:
Sales Volume	22,265	1,171	8,144
Revenues	$1,745	$85	$ 445
Cost of Sales	$1,348	$117	$ 349
Per-Ton/Tonne Cost of Sales**	$48.14	$97.84	$ 42.83
* Full-year figures reflect results since the July 31, 2007, acquisition of PinnOak Resources, LLC ** Excludes freight and any reimbursements
FINANCIAL RESULTS (In millions, except per-share data)
First Half Ended June 30:		2008	2007
Iron Ore Sales Volume (tons)		12.1	12.0
Coal Sales Volume (tons)		1.9	—
Sales Margin		$508.8	$ 191.4
Operating Income		$452.2	$ 160.8
Net Income		$287.2	$ 119.4
Diluted EPS		$2.73	$ 1.14	[1]
Financial Position			At 6/30/08
Cash and Equivalents			$ 320.4
Total Assets			$ 4,046.9
Debt Obligations			$ 685
Total Liabilities			$ 2,196.0
Shareholders’ Equity			$ 1,663.8
[1] Adjusted for 2-for-1 stock split distributed on May 15, 2008

For More Information, Contact:

Steve Baisden, Director—Investor Relations and Corporate Communications, 216.694.5280, srbaisden@cleveland-cliffs.com

This snapshot includes statements that may be construed as forward-looking pursuant to the Safe Harbor provision of the Private Securities Litigation Reform Act of 1995. Further information concerning risk factors is described in Cleveland-Cliffs Inc SEC filings. As investor relations consultant to Cleveland-Cliffs Inc, Clear Perspective Group, LLC, is acting on its client’s behalf in issuing this snapshot, which is presented solely for informational purposes. Employees of Clear Perspective Group, LLC, may from time to time own the securities of Cleveland-Cliffs Inc. Information contained herein is based on sources believed to be reliable, but is neither guaranteed as to accuracy nor purports to be a complete analysis of the security, company, or industry involved. This snapshot is not to be construed as an offer to buy and/or sell any security. Non-factual statements herein constitute only current opinions and are subject to change. Additional information on the company is available on Cliff’s website: http://www.cleveland-cliffs.com ©2008

“SAFE HARBOR” STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

A number of the matters discussed in this document are not historical or current facts and deal with potential future circumstances and developments, in particular: information regarding the new company, including expected synergies resulting from the merger of Cleveland-Cliffs and Alpha; combined operating and financial data; and whether and when the transactions contemplated by the merger agreement will be consummated. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally and also may materially differ from actual future experience involving any one or more of such matters. Such risks and uncertainties include: the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the failure to obtain governmental approvals of the transaction on the proposed terms and schedule, and any conditions imposed on the new company in connection with consummation of the merger; the failure to obtain approval of the merger by the stockholders of Cleveland-Cliffs and Alpha and the failure to satisfy various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in Cleveland-Cliffs’ and Alpha’s respective reports filed with the SEC, including each company’s annual report on Form 10-K for the year ended December 31, 2007. This document speaks only as of its date, and Cleveland-Cliffs and Alpha each disclaim any duty to update the information herein.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, Cleveland-Cliffs has filed a Registration Statement on Form S-4 with the SEC containing a preliminary joint proxy statement/prospectus regarding the proposed merger. SHAREHOLDERS OF CLEVELAND-CLIFFS AND STOCKHOLDERS OF ALPHA ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/ PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Cleveland-Cliffs and stockholders of Alpha. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov; from Cleveland-Cliffs Inc, Investor Relations, 1100 Superior Avenue, Cleveland, Ohio 44114-2544 or call (216) 694-5700; or from Alpha Natural Resources, Inc., One Alpha Place, P.O. Box 2345, Abingdon, Virginia 24212, Attention: Investor Relations, or call (276) 619-4410.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PARTICIPANTS IN SOLICITATION

Cleveland-Cliffs and Alpha and their respective directors and executive officers, other members of management and employees, and the proposed directors and executive officers of the combined company may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning the proposed directors and executive officers of the combined company, Cleveland Cliffs’ and Alpha’s respective directors and executive officers and other participants in the proxy solicitation, including a description of their interests, is included in the joint proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4.

CONTACT INFORMATION:

Steve Baisden

Director, Investor Relations and Corporate Communications

Cleveland-Cliffs Inc

216/694-5280

srbaisden@cleveland-cliffs.com

Ted Pile

Vice President-Communications & Corporate Affairs

Alpha Natural Resources Inc.

276/623-2920

tpile@alphanr.com